Exhibit 99.1

A2Z Announces Partnership with STCR - a Toshiba and LOC POS Integrator and Service Provider in the US.

The partnership will enable STCR to market Cust2Mate smart carts to their partners and customers across the USA and Caribbean.

Tel Aviv, Israel / July 12, 2022 – A2Z Smart Technologies Corp. (NASDAQ: AZ)(TSXV: AZ), today announced that it has entered into an agreement with STCR Business Systems, Inc. to facilitate the adoption of Cust2Mate Smart Carts in retailers across the US and Caribbean.

A2Z’s state-of-the-art Cust2Mate Smart Cart provides a contactless and convenient shopping experience by recognizing every purchased item and enabling in-cart payment, so shoppers don’t have to wait in lines. Each Smart Cart is equipped with a fixed and hand-held scanner. The platform also allows retail grocers to direct shoppers to discounted products with in-store promotions and collects valuable in-store shopping data to optimize operations and inventory management.

STCR is a Toshiba and LOC POS integrator and service provider with over 55 years in business. The company is renowned for its advanced and efficient retail technology solutions, all covered by priority on-site service, a 24/7/365 support center, implementation services, training, consulting, and many other services. STCR will actively market Cust2Mate Smart Carts to its partners and customers across the US and Caribbean, supporting the continued rollout of Cust2Mate’s innovative platform.

“As a leading POS solutions provider, STCR is well positioned to help Cust2Mate accelerate its growth path while transforming the in-store shopping experience to one that is quick, frictionless, and fun. We look forward to a mutually beneficial partnership with this industry powerhouse,” said Rafi Yam, Chief Executive Officer of Cust2Mate

“Grocers know they can count on STCR for the most advanced and efficient retail technology solutions. We are thrilled to add Cust2Mate Smart Carts to our product portfolio as they revolutionize the shopping experience for customers and hand retailers the keys to long-term customer engagement,” said Farrell McKenna, Vice President of Operations at STCR.

About Cust2Mate

Cust2Mate’s Smart Carts provide retailers with unprecedented levels of control, efficiency, and cost-effectiveness by reducing shrinkage, keeping track of store stocks, and boosting sales with on-cart promotions. It also makes the shopping experience fun by blending online and physical worlds into a seamless engagement that puts the shopper at the heart of the business. Currently in use at 32 retail sites, providing 24/7 unmanned operations, the Cust2Mate Smart Cart has provided retailers with a 30% increase in sales per purchase basket. Cust2Mate is owned by A2Z Advanced Solutions, a publicly held company listed on the NASDAQ and TSX Venture Exchange.

About STCR

Founded in 1967, STCR Business Systems, Inc. is an Endwell, NY-based provider of best-in-class retail technology solutions to grocery retailers across the globe, from point-of-sale systems, to self-checkout, to operations in the back office, and everywhere in between. The company offers POS systems - hardware, software, accessories and peripherals - through premier business partnerships with Toshiba and LOC, as well as a number of other best-in-breed technology solution providers. STCR also provides world-class implementation services, training and consulting to help clients master and drive the greatest ROI from their system, along with regular system updates and 24/7/365 technical support.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: a2z@imsinvestorrelations.com